THIRTY SEVENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS LIMITED

June 23, 2018

THE FOLLOWING PROXY CARD RELATES TO THE THIRTY SEVENTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 15, 2018.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033330000000000000 2 062318

ISSUES PRESENTED FOR CONSIDERATION AT THE THIRTY SEVENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 23, 2018
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Ordinary Business

	FOR	AGAINST
1. Adoption of financial statements	☐	☐
2. Declaration of dividend	☐	☐
3. Appointment of U. B. Pravin Rao as a director liable to retire by rotation	☐	☐
4. Ratification of appointment of auditors	☐	☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.